Filed by InterPrivate II Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate II Acquisition Corp.

Commission File No. 001-40152

Date: November 17, 2022

All content in this ﬁle is conﬁdential. DISCLAIMER This presentation (together with oral statements made in connection herewith, this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Getaround, Inc. (“Getaround” or the “Company”) and InterPrivate II Acquisition Corp. (“InterPrivate II”) and related transactions (the “Proposed Transaction”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation or any other information (whether written or oral) that has been or will be provided to you. To the fullest extent permitted by law, in no circumstances will InterPrivate II, Getaround or any of their respective subsidiaries, shareholders, afﬁliates, representatives, partners, directors, ofﬁcers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of proﬁt arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of Getaround or the Proposed Transaction. Viewers of this Presentation should each make their own evaluation of Getaround and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, ﬁnancial, tax or other advice. You should consult your own advisers concerning any legal, ﬁnancial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your speciﬁc investment objectives, ﬁnancial situations or ﬁnancial needs. USE OF PROJECTIONS This Presentation contains projected ﬁnancial information with respect to Getaround. Such projected ﬁnancial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such ﬁnancial forecast information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” below. Actual results may differ materially from the results contemplated by the ﬁnancial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reﬂected in such forecasts will be achieved. NON-GAAP FINANCIAL MEASURES Some of the ﬁnancial information and data contained in this Presentation, such as Adjusted EBITDA, Gross Booking Value, Net Marketplace Value and Trip Contribution Margin have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP ﬁnancial measures are provided to enhance the reader's understanding of Getaround’s ﬁnancial performance and its prospects for the future. Getaround’s management team uses these non-GAAP ﬁnancial measures in assessing Getaround’s ﬁnancial performance, as well as in planning and forecasting future periods. These non-GAAP ﬁnancial measures are not computed according to GAAP, and the methods used to compute them may differ from the methods used by other companies. Non-GAAP ﬁnancial measures are supplemental to and should not be considered a substitute for ﬁnancial information presented in accordance with GAAP and should be read only in conjunction with Getaround’s consolidated ﬁnancial statements prepared in accordance with GAAP. Readers are encouraged to review the reconciliations of these non-GAAP ﬁnancial measures to the comparable GAAP measures, which are attached to this Presentation. / 2

NO OFFER OR SOLICITATION This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate II, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. PARTICIPANTS IN SOLICITATION InterPrivate II and Getaround and their respective directors and ofﬁcers may be deemed to be participants in the solicitation of proxies from InterPrivate II’s stockholders in connection with the Proposed Transaction. Information about InterPrivate II’s directors and executive ofﬁcers and their ownership of InterPrivate II’s securities is set forth in InterPrivate II’s ﬁlings with the SEC, including InterPrivate II’s Annual Report on Form 10-K for the ﬁscal year ended December 31, 2021, which was ﬁled with the SEC on March 31, 2022, and in the Registration Statement. Additional information regarding the names and interests in the Proposed Transaction of InterPrivate II’s and Getaround’s respective directors and ofﬁcers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the deﬁnitive proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. ADDITIONAL INFORMATION AND WHERE TO FIND IT This Presentation relates to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 11, 2022, among InterPrivate II, Getaround, TMPST Merger Sub I Inc. (“First Merger Sub”) and TMPST Merger Sub II LLC (“Second Merger Sub”) for the Proposed Transaction, but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. In connection with the Proposed Transaction, InterPrivate II ﬁled a registration statement on Form S-4 (File No. 333-266054) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement with respect to the stockholder meeting of InterPrivate II to vote on the Proposed Transaction and a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Transaction. The Registration Statement was declared effective by the SEC on November 14, 2022. The deﬁnitive proxy statement/prospectus will be sent to all InterPrivate II stockholders when available. InterPrivate II also will ﬁle other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and security holders of InterPrivate II are urged to read the Registration Statement, the deﬁnitive proxy statement/prospectus and all other relevant documents ﬁled or that will be ﬁled with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about InterPrivate II, Getaround and the Proposed Transaction. Deﬁned terms used but not deﬁned in this Presentation have the meanings set forth in the Registration Statement. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents ﬁled or that will be ﬁled with the SEC by InterPrivate II through the website maintained by the SEC at www.sec.gov. In addition, the documents ﬁled by InterPrivate II may be obtained free of charge from InterPrivate II’s website at https://ipvspac.com/ or by written request to InterPrivate II at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019. / 3

FORWARD-LOOKING STATEMENTS This Presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Getaround and InterPrivate, including statements regarding the beneﬁts of the Proposed Transaction and becoming a public company, the anticipated timing of the completion of the Proposed Transaction, the services offered by Getaround and the markets in which it operates, the expected total addressable market for the services offered by Getaround, the sufﬁciency of the net proceeds of the Proposed Transaction to fund Getaround’s operations and business plan and Getaround’s projected future results, Getaround’s competitive landscape and positioning, the advantages of Getaround’s technology, the beneﬁts of Getaround’s platform for its hosts and guests, the beneﬁts from its strategic partnerships and expected expansion of strategic partners, the ability of Getaround’s business model to reduce pollution and emissions, and Getaround’s growth plans, strategies and projected future results. These forward-looking statements generally are identiﬁed by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction and related capital raising required for closing may not be completed in a timely manner or at all, (ii) the risk that the Proposed Transaction may not be completed by InterPrivate II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate II, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Merger Agreement by the stockholders of InterPrivate II and Getaround, the satisfaction of the minimum cash condition to closing, including funds in InterPrivate II's trust account following redemptions by InterPrivate II’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on Getaround’s business relationships, performance, and business generally, (vii) risks that the Proposed Transaction disrupts Getaround’s current plans and makes it difﬁcult for Getaround to retain its employees, (viii) the outcome of any legal proceedings that may be instituted against Getaround or against InterPrivate II related to the Merger Agreement or the Proposed Transaction, (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the Proposed Transaction, (x) the ability to recognize the anticipated beneﬁts of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction (including the ability of Getaround to achieve adjusted EBITDA breakeven), gauge and adapt to industry trends and changing host, guest and consumer preferences, and identify and realize additional opportunities, (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer preference and spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates, (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience signiﬁcant delays in doing so, (xiv) the risk that Getaround may never achieve or sustain proﬁtability, (xv) the risk that Getaround will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difﬁculties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the ability to maintain and achieve the expected beneﬁts of strategic partnerships, including integrations and collaborations with original equipment manufacturers and ride hailing apps, (xix) the risk of product liability or regulatory lawsuits or proceedings relating to Getaround’s products and offerings, (xx) the risk that Getaround is unable to secure or protect its intellectual property, (xxi) the ongoing impact of the COVID-19 pandemic on Getaround’s business and results of operations despite recent easing of these impacts, (xxii) the acceptance or adoption of carsharing as an alternative to car ownership in the geographies in which Getaround operates its business, and (xxiii) costs related to the Proposed Transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate II’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents ﬁled by InterPrivate II from time to time with the SEC. These ﬁlings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate II gives any assurance that either Getaround or InterPrivate II will achieve its expectations. / 4

Agenda 1. Intro video 2. Vision & overview 3. Product demo 4. Go-to-market 5. Host interview 6. Financial highlights 7. Q&A / 5

Vision & overview Sam Zaid, Founder & CEO / 6

Our mission is to solve the 95% problem 1 Introducing our digital Cars are wastefully parked 95% of each day • carsharing marketplace But accessing a car you don’t own is hard, offline, analog • 1. “Going My Way? The Evolution of Shared Ride and Pooling Services”, Berkeley Transportation Sustainability Research Center, 2020 / 7

Getaround is a leading global and digital carsharing marketplace Connected cars on network GUESTS HOSTS 14 Get instant access Earn income by to cars nearby sharing cars 10.5 1.7m 69k active cars unique guests 20x larger than Connect® Cloud 7 nearest competitor $390M 6.2m host earnings trips completed 3.5 1000+ active cities in 8 countries • Closest Powered by the Getaround Connect® Cloud • Competitor 69K active cars in Q2 ’22 - unique guests, host earnings, and trips completed since inception through 06/30/22 An active city is a location where Getaround operates and a host is able to offer a car on the platform Estimated for closest competitor using public data as of 5/1/21 A unique guest is the number of users who have booked 1+ trips - a trip represents an individual customer booking A connected car is a car with a connected device installed / 8

A **decade** of innovation and growth

- **2011** — **Launched** in San Francisco
- **2013** — **Getaround Connect®**
- **2015** — **Expanded** to Chicago
- **2017** — **U.S.** expansion to other tier 1 cities
- **Toyota** investment and partnership
- **2018** — Uber integration
- **2019** — drivy: **EU** expansion and Drivy acquisition
- **2020** — **Profitability** demonstrated in Europe[1]
- **2021** — **U.S.** suburban and tier 2 city expansion
- **2022** — **NYC** p2p launch and Kayak integration

$500M+ equity raised from top tier Silicon Valley & strategic investors

Series E	**$140M** from SoftBank, Reinvent, Total Energies, Menlo Ventures, and others
Series D	**$300M** from SoftBank, Toyota Motor Co., PeopleFund, and others
Series C	**$45M** from Braemar, Menlo Ventures, SPARX (Toyota), SAIC, and others
Series B	**$24M** from Cox Auto, Menlo Ventures, Triangle Peak, SOS Ventures, and others
Series A	**$14M** from Menlo Ventures, Redpoint, General Catalyst, Madrona, and others

1. Profitability in Europe measured on Adjusted EBITDA basis for Q3 '20 getaround / 9

Strong growth in GBV … with continued acceleration through COVID-19 in net ﬂow-through 57% growth 183% growth in COVID-19 in COVID-19 $79M $165M $63M $138M $105M $28M $15M $26M 2018 2019 2020 2021 2018 2019 2020 2021 1 2 GBV = GROSS BOOKING VALUE NMV = NET MARKETPLACE VALUE Net Marketplace Value (“NMV”) represents the dollar value of all transactions on the marketplace Gross Booking Value (“GBV”) represents the dollar value of all service transactions on the marketplace charged to guests and contributing to service revenue, charged to guests and hosts, net of cancellations, host earnings, hosts, net of cancellations — see Appendix for GAAP reconciliation coupons, makewells, and pass-throughs — see Appendix for GAAP reconciliation / 10

100% digital carsharing experience Removes transactional friction points Return Unlock Inspect Reserve Search Reserve instantly and Share and earn digitally go — from anywhere — no in-person interaction / 11

The **Getaround Connect®** Cloud Platform


DEMAND
SUPPLY
Getaround apps
Uber Rideshare & mobility partners
Optimized for **digital** and **contactless**
getaround
digital marketplace
getaround
Connect® Cloud Platform
Data
Machine learning
Software
Getaround Connect® IoT device
(w/ support for 3rd-party devices)
OEM cloud systems
1.2B legacy cars today
275m+ connected cars by 2025
Vertically integrated tech stack powers digital, connected experience on **virtually any car**

Worldwide car count sourced from https://get.co/3rarDZj - Connected cars from "Three-Quarters of All New Cars to be Connected in Five Years", Counterpoint Insights, 2020
Car counts reflect the total opportunity of current analog and forecasted connected cars worldwide
Getaround installed into thousands of car models and technologically compatible with virtually any car

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Uniquely able to digitize 1.2B legacy cars Patented IoT technology Certifi ed network of enables any car to connect technicians worldwide to our Getaround Cloud™ Online certiﬁcation + portal for • training new installers virtually Powers our digital experience • Supports 7K+ makes and models • Contactless pick-up and return - Up to 1 hour install time • Bluetooth and remote unlock - Anti-theft and security features - Real-time vehicle data capture • Mileage & fuel - Building partnerships to Sensors & diagnostics - support continued growth GPS & acceleration - Over-the-air upgradable software • Worldwide car count sourced from publicly available data / / 13 13

Working with OEMs on the future of the connected car Accelerating supply growth via A history of inventive native OEM software integrations partnerships with OEMS EU OEM API integration 2018 2019 2020 2021 no hardware Getaround Cloud™ required Strategic POC Signed pilot Signed pilot investment & integration agreement w/ agreement POC w/ Toyota with Tesla large EU OEM w/ Toyota API …with more integrations actively progressing OEM Connected Cars Getaround App (supply) (demand) Tesla integration achieved through a commercial agreement with Smartcar / 14

Using advanced data science to drive improvement across the business Dynamic Fraud Marketplace Smart pricing intelligence optimization automation Booking FUEL & TOLL signals MILEAGE BILLING Verify identities Utility Risk pricing pricing Block abusers TOW & IMPACT CUSTOMER SERVICE DETECTION AUTOMATION Optimized on trip Fees and security parameters & local deposit dynamic market factors with risk indicators Supply DRIVING Real-time alerts ALERTS rebalancing Maximize revenue yield Secure and data- Optimize utilization Automatic cost recovery & & dynamic risk pricing driven KYC system and trip stacking safety monitoring / 15

Product demo Elliot Kroo, Founder & CTO Ruth Yankoupe, VP CX / 16

Go-to- market Sam Zaid, Founder & CEO / 17

Growing and densifying existing markets with adjacent expansion New metros 15% Existing metros 85% 85% of user growth coming from expansion in existing metro areas in the U.S. and EU Boston, MA Miami, FL Chicago, IL Expansion area Active area Map illustrates active and planned operating areas in select markets as of 6/1/21 Pie chart represents % of total population in already active metros vs population in planned new metros / 18

Who we serve USE CASES The The Visiting Friends Entrepreneur Utility Guest & Family “I manage my ﬂeet “I do not have access to a business on Getaround” car, and need one frequently to live and work” Weekly Errands 55m entrepreneurs 46m people Car Renter Moving & Large Item Transport supply demand The The Local Getaways Individual Host Lifestyle Guest “I share my car when “I chose to live car-free in the Family Pickup I don’t need it, and earn city, or need a different car / Dropoff supplemental income” than the one I own” 520m individuals 39m people Car Repair Replacement Most cars earned $10K or more in ‘21 Guests spent $650/yr on average in ‘21 Consumer Travel Car earnings are net amounts paid to hosts after commission, excluding adjustments, and based on cars with at least 6k hours listed in 2021 in North America - illustrative of a fully connected marketplace Guest spend is total payments for users who completed ﬁrst trip no later than 12/31/20 and booked 1+ trips in 2021 - data is for North America, illustrative of a fully digital and connected marketplace Entrepreneurs represents total estimate of early-stage entrepreneurs in North America and Europe as per the GEM 2020/2021 Global Report Individuals represent total estimate of passenger vehicle drivers in the U.S., EU, and CA who are not classiﬁed as Entrepreneurs per above Number of guests represents total estimate of estimated population living car-free in the U.S., EU, and CA / 19

Accelerating adoption by entrepreneurs ("Powerhosts")

EXAMPLES OF OUR POWERHOSTS



Kisean Smith

- 26-year-old Getaround Powerhost from Atlanta
- A Powerhost for two years
- 11 cars on the platform
- Generating ~$5,000/mo (after expenses)



Sophia and Wilmer Escobar

- Getaround Powerhost couple from Washington DC
- Started with 2 cars and grew to over 100 cars

FUELING GROWTH OF CONNECTED CAR NETWORK



80% of GBV
from Powerhosts[1]
24x growth
in Powerhost cars
Dec-15
Dec-18
Dec-21
# of Powerhost cars

1 in 4 hosts are entrepreneurs

% hosts becoming Powerhosts by cohort year



30%
25%
20%
15%
10%
5%
2017
2018
2019
2020
M0
M2
M4
M6
M8
M10
M12
M14
M16

Data for North America - represents a fully digital and connected marketplace
1. Powerhost GBV measured from 01/01/21 – 12/31/21
Gross Booking Value ("GBV") represents the dollar value of all service transactions on the marketplace charged to guests and hosts, net of cancellations - See Appendix for GAAP reconciliation
Powerhosts defined as hosts with 3+ cars on the platform
Cohorts include all new hosts joining the connected NA marketplace in a given year – characterizes the % of hosts that become Powerhosts in a given month by listing 3+ cars simultaneously on Getaround

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Powerhosts scale and add more cars organically

Powerhost organic flywheel



Host adds cars based on demand
First guests discover new cars
Word-of-mouth / virality increases local demand
Establishes returning guest base
Car achieves optimal revenue yield

Powerhosts expand
8x over 18 months

Cohort GBV retention by host over 6 quarters



1.0x
2.9x
3.1x
3.6x
4.6x
6.4x
8.0x
Q0
Q1
Q2
Q3
Q4
Q5
Q6

Data is for North America - represents a fully digital and connected marketplace
Chart shows weighted average of GBV for all Powerhost cohorts from 4/1/2015 to 4/1/2018
Gross Booking Value ("GBV") represents the dollar value of all service transactions on the marketplace charged to guests and hosts, net of cancellations — see Appendix for GAAP reconciliation getaround / 21

Increasing usage drives higher customer LTVs Cohort guest spend increasing YoY Average cumulative GBV per guest 2x usage increase since 2018 $800 Monthly hours booked per guest 55 $700 Spring Fall 50 $600 2018 45 $500 2019 2020 40 $400 35 $300 30 $200 M0 M3 M6 M9 M12 M15 M18 M21 M24 M27 M30 M33 M36 Data is for North America - represents a fully digital and connected marketplace Gross Booking Value (“GBV ) represents the dollar value of all service transactions on the marketplace charged to guests and hosts, net of cancellations – see Appendix for GAAP reconciliation Cohort chart shows average curve ﬁt to monthly guest GBV cohorts in each of 2018, 2019, and 2020 / 22 Mar-18 Mar-19 Mar-20 Mar-21 Sep-18 Sep-19 Sep-20

Proven ability to develop Scalable partner national partnerships distribution channels Acquiring guests through partners that access Getaround’s connected car network TYPICAL PARTNERS Rideshare Hospitality GETAROUND APP GETAROUND APP UBER DRIVER APP Travel 1 2 3 API Connect your Rent an Uber Drive and earn Uber account ready car nearby immediately Food delivery With others in the works Getaround Package delivery digital marketplace / / 23 23

We help reduce **congestion** & **pollution**

FEWER CARS ON THE ROAD



~10 cars off the road for each shared car

REDUCED CARBON EMISSIONS

34 - 41% GHG reduction per household

Berkeley
UNIVERSITY OF CALIFORNIA

Data from Transportation & Sustainability Research Center at UC Berkeley
- S. Shaheen, N. Chan, "Mobility and the Sharing Economy – Impact Synopsis", 2015

Company estimated carbon impact from household emissions reduction shown and EPA estimate of average passenger car emissions

…and provide mobility to those who **need it the most**

SERVING THE LESS AFFLUENT AND UNDERBANKED

55% Transactions made on debit cards only

51% Booked hours in less affluent neighborhoods

AND THOSE UNDERSERVED BY OTHER MOBILITY OPTIONS

34% Booked hours in low-density transportation deserts

"[Getaround has] a disproportionately **positive effect on lower-income consumers**"

NYU | STERN

Data from NYU Stern research report
- S. Fraiberger, A. Sundararajan, "Peer-to-Peer Rental Markets in the Sharing Economy", 2016
Less affluent neighborhoods defined as having average annual household income < $70K
Transportation deserts defined as neighborhoods with less than < 12K people per square mile
See Registration Statement for figures and related definitions

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Host interview Sy Fahimi, COO Matt Williams, Getaround host / 25

Financial highlights Tom Alderman, CFO / 26

Financial highlights Best-in-class take rate (NMV to GBV ratio) Rapid growth before and through COVID-19 48% 37% 12% 13% Leading take rates and trip margin higher revenue yield than >2x car rental (revenue per day) Strong economics with accelerating cohorts $179 $115 $69 $62 Investing in continued market leadership Take rates are FY ’21 sourced from 10-K ﬁlings for Airbnb and Uber, S-1 ﬁling for Turo, audited FY ‘21 actuals for Getaround RPD (revenue per day) are FY ’21 for the Americas, sourced from 10-K ﬁlings for Hertz and Avis, S-1 ﬁling for Turo, audited FY ’21 actuals for Getaround See Appendix for GAAP reconciliations / 27

Revenue walk-through Margin walk-through ($ in 000’s) ($ in 000’s) 2021 2021 Non-GAAP; the dollar value of all service transactions on our platform during a period, charged to both guests GAAP; total net revenues GBV (Gross Booking Value) $165,473 Total revenues $63,067 and hosts, net of cancellations Non-GAAP; the dollar value of all transactions on our platform contributing to service revenue during a GAAP; includes parking revenue Less: Lease revenue (1,947) period, charged to both guests and hosts, net of NMV (Net Marketplace Value) 79,129 cancellations, hosts’ earnings, incentives, and pass- throughs GAAP; net of depreciation and amortization Less: Cost of Service revenue (5,859) Non-GAAP; the amount of insurance fees charged through the Getaround platform in Europe that are not Less: EU insurance share (18,009) recognized as revenue Less: Depreciation & Amortization GAAP; D&A attributable to Service revenue (3,523) (Cost of Service revenue) GAAP; total non-lease revenues = Service revenue $61,120 GAAP = Gross proﬁt from Service revenue $51,738 GAAP; includes parking revenue Plus: Lease revenue 1,947 GAAP; Gross proﬁt from Service revenue / Gross margin from Service revenue 85% Service revenue GAAP; total net revenues Total revenues (GAAP) $63,067 Plus: Depreciation & Amortization GAAP; D&A attributable to Service revenue 3,523 (Cost of Service revenue) Non-GAAP; consists of auto insurance expenses, claims support and customer relations costs (included in Less: Trip support costs (23,010) Operations and Support expense on P&L) Non-GAAP Trip contribution proﬁt $32,251 Non-GAAP; Trip contribution margin 53% Trip contribution proﬁt / Service revenue All ﬁgures on this page sourced from Registration Statement. / 28

Proven growth trajectory driven by returning customers Driven by repeat guests Average monthly guest GBV $165M New 74% 22% $138M CAGR $105M Returning 78% $26M $18M Returning guests contribute over 78% of monthly revenue 1 GBV = GROSS BOOKING VALUE 1. Gross Booking Value (“GBV ) represents the dollar value of all service transactions on the marketplace charged to guests and hosts, net of cancellations — see Appendix for GAAP reconciliation Returning guest data represents monthly guest GBV for the full year 2021 / 29 FY 17 FY 18 FY 19 FY 20 FY 21

Strengthened fundamentals, take rate, and contribution margins during COVID-19

STRONG NMV GROWTH DESPITE A CHALLENGING ENVIRONMENT

183%
Increase in NMV



$28M
$63M
$79M
FY 19
FY 20
FY21

Net Marketplace Value

SIGNIFICANT REDUCTION IN DIRECT MARKETING SPEND

59%
Reduction in spend



$20M
$1M
$8M
FY 19
FY 20
FY21

Direct Marketing Spend

OPERATIONAL FOCUS ON DRIVING IMPROVED MARGIN PROFILE

+53 pps
in trip contribution margin



negative
21%
53%
FY 19
FY 20
FY21

Trip Contribution Margin

Net Marketplace Value ("NMV") represents the dollar value of all transactions on our platform contributing to service revenue during a period, charged to both guests and hosts, net of cancellations, hosts' earnings, incentives, and pass-throughs
Direct Marketing shown represents total variable direct marketing costs, calculated as digital acquisition costs plus other non-digital acquisition costs, and excludes brand and agency expenses
Trip Contribution Margin is Trip Contribution Profit divided by Service revenue recognized during the period presented, where Trip Contribution Profit is defined as our gross profit from Service revenue adjusted for: (i) cost of Service revenue, amortization and depreciation; and (ii) trip support costs, which consist of auto insurance expenses, claims support and customer relations costs — See Appendix for related GAAP reconciliations

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Demonstrated path to city profi tability at ~50% EBITDA EXAMPLE MARKET AT SCALE PROFITABILITY OF TOP 20 50% Adjusted EBITDA at • GENERATES EBITDA OF ~50% MARKETS (RANKED BY GBV) scale driven by digital 40% marketplace model GBV Marketing $31.7M 20% $26.4M 0% 0% 53% Trip Contribution • Margin for FY 2021 -20% $18.7M -40% >13x ROAS (Return-On-Ad-Spend) • -60% illustrating efﬁcient market -80% $2.5M growth investment $1.4M $0.3M Strong proﬁtability trend • achieved while growing Top 5 Markets Markets #6-10 markets through COVID-19 Adjusted 8% 50% 49% Markets #11-15 Markets #16-20 EBITDA Gross Booking Value (“GBV”) represents the dollar value of all service transactions on the marketplace charged to guests and hosts, net of cancellations ROAS (return-on-ad-spend) deﬁned as cumulative GBV generated divided by cumulative marketing investment in a market Marketing investment calculated as all performance marketing spend allocated to the speciﬁed markets Take Rate represents the ratio of NMV to GBV – Top 20 markets ranked by estimated GBV generated in 2021 See Appendix for Adjusted EBITDA (non-GAAP) and Trip Contribution Margin (non-GAAP) reconciliations / 31 2019 2020 2021 2019 2020 2021 Adjusted EBITDA

3-step engine for growing supply and densifying Average Cars per Powerhost Help existing hosts grow by adding 1 more cars 12.2 Acquire new hosts via organic and 11.2 2 8.9 8.9 paid acquisition channels 8.2 5.0 3.2 Nurture and cultivate new hosts 3 into entrepreneurs (e.g. Powerhosts) Data is for North America - represents a fully digital and connected marketplace during the periods shown (Europe did not launch until 2019 via acquisition) / 32 Q1 '15 Q1 '16 Q1 '17 Q1 '18 Q1 '19 Q1 '20 Q1 '21

Established trend of host GBV expansion over time



GBV PER EXISTING HOST
$3,545
$4,293
$5,875
$5,514
$6,546
$6,193
$11,438
$7,233
$7,120
$11,029
$13,411
$9,780
$9,542
$13,494
2019-Q1
2019-Q2
2019-Q3
2019-Q4
2020-Q1
2020-Q2
2020-Q3
2020-Q4
2021-Q1
2021-Q2
2021-Q3
2021-Q4
2022-Q1
2022-Q2

Gross Booking Value ("GBV") represents the dollar value of all service transactions on the marketplace charged to guests and hosts, net of cancellations
An existing host defined as a connected host who first activated at least four quarters prior to the period presented
Showing connected hosts who have one or more connected cars with Getaround Connect® in-car technology and GBV booked on connected cars
See Appendix for GAAP reconciliation

Host Breakdown by Type



Powerhosts 15%
June 2019
Powerhosts 27%
June 2022

Entrepreneurs now make up **27%** of all hosts

Powerhost defined as a host with 3 or more active cars shared on the marketplace

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Accelerating host acquisition
to seed long-term growth



% NEW VS EXISTING HOSTS
100%
75%
50%
25%
% existing hosts
% new hosts
2019-Q1
2019-Q2
2019-Q3
2019-Q4
2020-Q1
2020-Q2
2020-Q3
2020-Q4
2021-Q1
2021-Q2
2021-Q3
2021-Q4
2022-Q1
2022-Q2

Represents connected hosts who have one or more connected cars with Getaround Connect® in-car technology
A new host defined as a host who first activated in either the quarter presented or in the preceding 3 complete quarters
An existing host defined as a host who first activated at least four quarters prior to the period presented



GBV per New Host
45%
Increase in new host GBV
$3,198
$2,204
2Q '19
2Q '22

New hosts expanding ~**45%** faster than before

Gross Booking Value ("GBV") represents the dollar value of all service transactions on the marketplace charged to guests and hosts, net of cancellations

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Combined host acquisition + expansion **accelerate growth**



$263-292M
40-55%
$181-187M
$165M
$138M
$105M
2019
2020
2021
2022E
2023E

GBV = GROSS BOOKING VALUE[1]

GROWTH LEVERS

- **Expand** and grow with existing hosts
- **Acquire** new hosts and cultivate entrepreneurial Powerhosts
- **New** products, customer categories, and cities

1. Gross Booking Value ("GBV") represents the dollar value of all service transactions on the marketplace charged to guests and hosts, net of cancellations — see Appendix for GAAP reconciliation

2022E and 2023E projections assume that only the minimum cash condition is satisfied (the "Minimum Cash scenario"), resulting is a reduced amount of net proceeds to the Company from the Business Combination

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In the early stages of long-term growth Data monetization Enhance Services for hosts Execute on proven growth playbook monetization Pricing enhancements Upside from OEM and Uber integrations Local development Capture Secular shift to shared mobility demand Marketing investments Open new markets Add Scale hosts and cars supply Upside refers to potential areas of revenue that are not material in the Company’s Updated Scenarios as described in the S-4 / 36

Q&A / 37

@Getaround / 38

Appendix / 39

InterPrivate overview



Ahmed Fattouh
Chairman & CEO
Founder, InterPrivate

- 25+ years in private equity and M&A
- Founder of InterPrivate and Landmark Value Investments, invested over $1Bn in public and private market strategies
- Private equity at Investcorp
- M&A at Morgan Stanley
- SPAC sponsor of IPV merger with Aeva, Senior Advisor of THCB merger with Microvast, IPVF merger with Aspiration



Brian Q. Pham
Executive VP
Partner, InterPrivate

- 10+ years experience as tech investor, entrepreneur, advisor
- Founding team, Sherpa Capital, multi-stage venture capital firm that grew to over $700M AUM
- Morgan Stanley tech banking – 20+ IPOs and follow-ons, $20Bn+ raised
- SPAC sponsor of IPV merger with Aeva, Senior Advisor of THCB merger with Microvast



Alan Pinto
Executive VP
Partner, InterPrivate

- 25+ years experience in financial industry across shipping, industrials, energy, real estate, technology
- Advisor to InterPrivate since 2015, participating in transaction execution alongside IPV
- Founding Managing Director, Dahlman Rose
- SPAC Experience: sponsor of IPV merger with Aeva, Senior Advisor of THCB merger with Microvast



Jeffrey Harris
Director

- Founder Global Reserve Group
- Partner Quantum Energy, 30 years w/ Warburg Pincus
- Former Chairman of NVCA; over 40 boards including: Knoll, Rigup, Foro, and ChargePoint



Matthew Luckett
Director

- Managing Partner ALBA Holdings, GP Lampros Capital
- Investment committee of Global Customised Wealth and Co-Portfolio Manager of Balestra Capital Partners
- 25 years investing SoundView Technology, Balestra Capital



Tracey Brophy Warson
Director

- 30+ years in financial services industry across fintech, clean energy, and food
- Former CEO of Citi Private Bank and Chairman of Citi Private Bank North America
- Former Executive at Bank of America and Wells Fargo



Susan Decker
Board Advisor

- Founder and CEO of Raftr
- Former CFO and President at Yahoo
- Over 8 boards including Berkshire Hathaway, Costco, Vail Resorts and SurveyMonkey

A leading SPAC platform

$259m IPO Proceeds

1/5th Warrant

InterPrivate II Acquisition Corp.

IPV II's mandate is to identify a high growth, differentiated technology platform, with an exceptional management team

- **4-time** SPAC sponsor with integrated platform for **best-in-class** execution
- **Track record of execution** on 2 recently completed de-SPAC/PIPE transactions
- Private equity, VC, operating partners add **domain expertise** and **network effects**
- Proven ability to **support transactions with PIPE capital** from family office LPs
- Highly informed sponsor: **IPV I & III** SPACs completed and announced, respectively, and **IPV IV** currently seeking targets getaround / 40

Transaction summary

in millions, except per share values

Key transaction terms

- Pro forma **enterprise value of $953M**
- Pro forma net balance sheet cash assumes no redemptions, $175M in convertible notes, $73M balance sheet cash, and $82M debt as of 06/30/22, in addition to $25M of additional equity bridge notes to be issued prior to transaction close
- Both the SPAC and the equity investors are 100% primary with all net proceeds (after transaction costs) going to the balance sheet

Illustrative post-transaction ownership



7.0%
6.0%
27.9%
59.1%
Existing Getaround shareholders
SPAC shareholders
Equity investors
Sponsor shares

Pro forma ownership	
Existing Getaround shareholders	$707
SPAC shareholders	333
Equity investors[2]	72
Sponsor shares	86
Total value	**$1,198**

Illustrative pro forma valuation

Pro forma capitalization	
Share price at merger	$10.00
Total shares outstanding	119.8
Equity value	**$1,198**
(-) Pro forma net balance sheet cash	(245)
Enterprise value	**$953**

Sources & uses

Sources		
SPAC cash in trust	259	56.4%
Equity proceeds[1]	25	5.4%
Mudrick convertible notes	175	38.1%
Total sources	**$459**	100%

Uses		
Cash to balance sheet (at closing)	356	77.7%
Transaction fees and expenses	24	5.2%
Planned debt repayment	78	17.1%
Total uses	**$459**	100%

1. $25mm of 2022 Bridge Notes expected to be issued before transaction close, in addition to the $25mm issued in 1H 2022.
2. Represents a total of $50mm in bridge note financing expecting to be issued ahead of transaction close, which will convert to $72mm of equity value

Notes: (a) assumes nominal share price of $10, (b) pro forma ownership excludes warrants, earnout, Mudrick convertible notes, and assumes no shareholder redemptions, (c) 45mm Getaround shares deferred at closing, with vesting 4.5m shares at $13.50/sh, 4.5m shares at $17.00/sh, 6.0m shares at $25.00, 7.5m shares at each of $30.00/sh, $37.00/sh, $46.00/sh, and $55.00/sh (11 mm Getaround shares reserved at closing as earnout incentive for company personnel), (d) transaction structure includes 9.3m bonus shares (e) consummation of the Business Combination is subject to $225mm minimum cash after satisfying Sponsor's redemption obligations and, if not satisfied at closing, Getaround can choose to waive the condition, (f) Sponsor shares include 0.2mm representative shares.

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Non-GAAP reconciliation: - NMV , GBV, Trip Contribution Profi t & Margin ($ in 000's) 2020 2021 Net Revenue $58,725 $63,067 Less: Lease revenue (11,359) (1,947) 1 Plus: EU insurance share 15,970 18,009 Net Marketplace Value (NMV) $63,336 $79,129 Plus: owner earnings $66,916 $77,240 Plus: coupons, makewells and pass-throughs 7,923 9,104 Gross Booking Value (GBV) $138,175 $165,473 Gross proﬁt from Service revenue $37,240 $51,738 Gross margin from Service revenue 79% 85% Plus: Cost of Service revenue, amortization and depreciation 4,244 3,523 2 Less: Trip support costs (31,722) (23,010) Trip Contribution Proﬁt $9,762 $32,251 Trip Contribution Margin 21% 53% 1. Represents the amount of insurance fees charged through the Getaround platform in Europe that are not recognized as revenue. 2. Trip Support costs primarily consists of certain platform insurance expenses, claims support and customer relations costs. / 42

Non-GAAP reconciliation: - Adjusted EBITDA ($ in 000's) 2020 2021 Net Loss ($165,055) ($120,063) Plus: warrant liability, convertible promissory note and securities fair value adjustment 19,986 20,736 Plus: interest and other income (expense), net 2,053 6,454 Minus: income tax provision ($1,260) ($471) Minus: gain on extinguishment of debt ($464) ($7,017) Plus: depreciation and amortization 14,669 12,815 Plus: stock-based compensation $2,645 $11,468 1 Plus: contingent compensation $14,032 $11,539 Plus: expense not incurred in the regular course of business 6,631 5,334 Adjusted EBITDA ($106,763) ($59,205) 1. Represents retention-based compensation related to a 2019 acquisition (see Note 4 — Contingent Compensation to Getaround’s consolidated ﬁnancial statements included in the S-4 proxy statement/prospectus of IPVA and GETR) / 43

Risk factors & disclosures / 44

Risks Related to Getaround's Operations The COVID-19 pandemic (“COVID-19”) and the impact of actions taken to mitigate COVID-19 have negatively impacted and will continue to negatively impact our business, ﬁnancial condition, and results of operations. We have incurred signiﬁcant net losses since inception and may not achieve or maintain proﬁtability in the future. We have a limited operating history as an international company at our current scale, and in an evolving industry, which makes it difﬁcult to evaluate our current business and future prospects and may increase the risk of your investment. We face intense competition and may not be able to compete successfully with current or future competitors, which could negatively impact our business, ﬁnancial condition, and results of operations. The impact of adverse or changing economic conditions, including the resulting effects on consumer spending, may adversely affect our business, ﬁnancial condition, and results of operations. Volatility in fuel prices and shortages of fuel may adversely affect our business, ﬁnancial condition, and results of operations. Our marketplace primarily focuses on serving hosts and guests in or near large metropolitan areas, and if our operations in these areas are disrupted, our business, ﬁnancial condition, and results of operations will be adversely affected. If the costs required to launch our marketplace in a new market or continue to operate our marketplace in an existing one become more expensive than we have anticipated, we may not be able to launch our marketplace in the new market or continue to operate our marketplace in an existing market. If we do not retain existing hosts or guests, or add new hosts and guests, or if hosts fail to provide an adequate supply of high-quality vehicles, our business, ﬁnancial condition, and results of operations will be negatively impacted. If our platform, including searching for vehicles and completing the reservation and payment process, is not easy to use, or if improvements to our platform experience are not successful, or if guests are dissatisﬁed with our account creation or veriﬁcation processes, we may not be able to retain or attract guests to our marketplace. Our growth prospects and our revenue are dependent on our hosts, and if we do not retain these hosts, our business, ﬁnancial condition, and results of operations may be negatively impacted. The manufacture, installation and operation of the Getaround Connect IoT devices is highly dependent upon third party suppliers, service providers and networks, including sole source component suppliers who have been impacted by COVID-19, the global parts shortage and supply chain disruption. The availability of vehicles suitable for our marketplace has been negatively impacted by COVID-19, the global semiconductor supply chain shortage, limited inventory of (and historically high prices for) new and used vehicles, and other economic factors affecting the automobile and transportation industries. Our efforts to minimize the likelihood and impact of adverse cybersecurity incidents and to protect data and intellectual property may not be successful and our business, manufacturing operations and reputation could be negatively affected by a cyberattack, security incident or other disruptions. Host, guest, or other third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent, may undermine the safety or perception of safety of our marketplace, along with our ability to attract and retain hosts and guests, which could subject us to liability, increase our operating costs, and adversely affect our brand, reputation, business, ﬁnancial condition, and results of operations. Measures taken to improve the safety of our marketplace and our reputation may cause us to incur signiﬁcant expenditures and may not be successful. We expect the costs of our insurance policies to continue to grow, and if our insurance coverage is insufﬁcient for the needs of our business or our insurance providers fail to pay on our insurance claims, or if insurers are no longer willing to provide insurance to us speciﬁcally or car-sharing marketplaces generally, on acceptable terms or at all, our business, ﬁnancial condition and results of operations could be adversely affected. Insurance claims reserves and accruals may be inadequate and could adversely affect our business, results of operations and ﬁnancial condition. Our community experience support function is critical to the success of our marketplace, and any failure to provide high-quality service could affect our ability to retain and attract hosts and guests Maintaining and enhancing our brand and reputation is critical to our growth, and negative publicity could damage our brand and harm our ability to compete effectively We rely on trafﬁc to our marketplace to generate revenue, and if we are unable to drive trafﬁc cost-effectively, it would materially adversely affect our business results of operations, and ﬁnancial condition. / 45

Risks Related to Getaround's Operations (Cont’d) We may rely on strategic partners, such as OEMs and ridesharing apps, and any failure to maintain these relationships could harm our business. We face risks related to safety recalls affecting vehicles shared in our marketplace and may face liability for damage or injuries resulting from our failure to comply with such safety recalls. Carsharing is a relatively new business model and the historical rate of adoption and our associated growth in our current markets may not be representative of future rates of adoption or future growth in other markets. Our business depends on attracting and retaining capable management and employees, and the loss of any key personnel could negatively impact our business, ﬁnancial condition, and results of operations. If we cannot maintain our corporate culture, we could lose the innovation, collaboration and focus on the mission that contribute to our business. We may not be able to effectively manage the risks presented by our business model internationally. The failure to successfully execute and integrate acquisitions and the different products and services associated with such acquisitions could negatively impact our business, ﬁnancial condition, and results of operations. We have identiﬁed material weaknesses in our internal control over ﬁnancial reporting as of December 31, 2021 and 2020. If we are unable to develop and maintain an effective system of internal control over ﬁnancial reporting, we may be unable to accurately report our ﬁnancial results in a timely manner, which may result in a material misstatement of our annual or interim consolidated ﬁnancial statements. Because we recognize revenue over trip duration instead of upon booking, upticks or downturns in bookings are not immediately reﬂected in our results of operations. Certain of our performance and operational metrics may not accurately reﬂect certain details of our business, are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business. If our goodwill or intangible assets become impaired, we may be required to record a signiﬁcant charge to earnings. Signiﬁcant portions of our revenue and expenses are denominated in foreign currencies, and our ﬁnancial results are exposed to changes in foreign exchange rates. Our debt obligations contain restrictions that impact our business and expose us to risks that could negatively impact our liquidity and ﬁnancial condition. Additional funding may not be available on reasonable terms, or at all. We may not be able to successfully manage and limit our exposure to bad debt. Our recent growth may not be indicative of our future growth, and we may not be able to maintain our revenue growth rate in the future. Our growth rate also makes it difﬁcult to evaluate our future prospects and may increase the risk that we will not be successful. Risks Related to Getaround's Technology The successful operation of our business and marketplace depends upon the performance and reliability of our operational systems and those of third-parties on which we rely. Our technology could have undetected defects, errors, vulnerabilities, or bugs in hardware or software which could damage our reputation with current or prospective hosts or guests. If our systems and network infrastructure cannot be expanded or are not scaled to cope with increased demand or fail to perform, we could experience unanticipated disruptions in service, slower response times, decreased customer satisfaction, and delays in the introduction of new markets. Improper installation or defective hardware of a connected device could result in liability, such as in the event improper installation allows vehicles to be improperly started, which has occurred in the past. As a consequence, we could lose existing and future business. System interruptions that disrupt communications with hosts, hosts’ vehicles, data and other communications with hosts, vehicles and guests would damage our reputation and brand, which could substantially harm our business and operating results. We may fail to detect all malware, viruses, and other vulnerabilities on our networks and systems, which could permit a security or privacy breach. / 46

Risks Related to Getaround's Technology (Cont’d) We collect, use, and process certain platform user data, employee data, and proprietary or conﬁdential data, and if we experience security or privacy breaches, or other unauthorized, or improper, or unlawful processing of such data, we may experience business interruptions, loss of revenue, and harm to our brand and reputation, and we may become subject to penalties and signiﬁcant liabilities. We rely on our proprietary risk scoring model to determine trip fees for each booking. If our risk scoring model is unable to permit us to effectively generate accurate trip fees for each trip, it may adversely impact our operating results, business, results of operations, and ﬁnancial condition. We rely on mobile operating systems and app marketplaces to make our app available to hosts and guests, and if we do not effectively operate with or receive favorable placements within such app marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, ﬁnancial condition, and results of operations could be adversely affected. If we do not adequately protect our intellectual property, our business, ﬁnancial condition, and results of operations could be negatively impacted. If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business, ﬁnancial condition, results of operation, and prospects may be adversely affected. We have been, and may in the future be, subject to claims that we or others violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could adversely affect our business. Our use of “open source” software could adversely affect our ability to offer our platform and subject us to costly litigation and other disputes. Risks Related to Getaround’s Regulatory Environment We may be subject to governmental economic and trade sanctions laws and regulations that limit the scope of our marketplace. Additionally, failure to comply with applicable economic and trade sanctions laws and regulations could subject us to liability and negatively affect our business, results of operations and ﬁnancial condition. Non-compliance with anti-corruption, anti-bribery, anti-money laundering, ﬁnancial and economic sanctions and similar laws can subject us to administrative, civil and criminal ﬁnes and penalties, collateral consequences, remedial measures and legal expenses, all of which could materially adversely affect our reputation, business, ﬁnancial condition, and results of operations. We could face liability for information or content on or accessible through our marketplace. We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers. We are subject to payment processing risk and payment-related fraud. Payments for trips booked through our marketplace are subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing laws, rules, regulations, policies, legal interpretations, and regulatory guidance could negatively impact our business, results of operations, and ﬁnancial condition. Our failure to properly manage funds held on behalf of customers could negatively impact our business, results of operations, and ﬁnancial condition. Uncertainty in the application of taxes, including sales or related taxes, to our hosts, guests, or platform could increase our tax liabilities and may discourage hosts and guests from conducting business on our marketplace. We are subject to a variety of complex, evolving, and sometimes inconsistent and ambiguous laws and regulations in the United States and in Europe that may adversely impact our operations and discourage hosts and guests from using our marketplace, and that could cause us to alter our business and/or incur signiﬁcant expenses and liabilities, including ﬁnes and criminal penalties. We may become subject to pricing regulations, as well as related litigation or regulatory inquiries. Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited, including in connection with a change of ownership. Changes in tax laws or tax rulings could negatively impact our business, ﬁnancial condition, and results of operations. We may have exposure to greater than anticipated income tax liabilities. To the extent we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we have in the past faced regulatory scrutiny, and may in the future face potentially signiﬁcant liability, regulatory scrutiny and penalties, negative publicity, an erosion of trust, and increased regulation. We are currently subject to a number of legal proceedings initiated by private parties and government agencies, including legal proceedings in foreign jurisdictions. Adverse litigation judgments or settlements resulting from these proceedings could expose us to monetary damages or limit our ability to operate our business. / 47

Risks Related to Getaround’s Regulatory Environment (Cont’d) We face risks related to liabilities to hosts, guests, passengers, and third parties resulting from personal injuries and property damage caused by the use of shared vehicles by our guests. We are subject to regulatory inquiries and different jurisdictions taking the position that we are subject to various licensing requirements, and failure to comply may adversely impact our operations and/or result in signiﬁcant expenses and liabilities, including ﬁnes. We are subject to risks related to corporate social responsibility, including the risk that our expectations or estimates regarding environmental, social and governance matters may not be achieved or may be incorrect. Our results of operations and ﬁnancial condition could be negatively impacted by changes in accounting principles. Risks Related to InterPrivate II and the Business Combination InterPrivate II’s independent directors and executive ofﬁcers beneﬁcially own shares of InterPrivate II Common Stock and InterPrivate II Warrants that will be worthless if the Business Combination is not approved. Such interests may have inﬂuenced their decision to approve the Business Combination. InterPrivate II’s Sponsor, executive ofﬁcers and directors have potential conﬂicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus. Certain of InterPrivate II’s ofﬁcers and directors are now, and all of them may in the future become, afﬁliated with entities engaged in business activities similar to those intended to be conducted by InterPrivate II and, accordingly, may have conﬂicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented. InterPrivate II stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less inﬂuence over management. There can be no assurance that New Getaround’s common stock will be approved for listing on the NYSE or that New Getaround will be able to comply with the continued listing standards of the NYSE. Securities of special purpose acquisition companies that have engaged in a business combination transaction, such as the Business Combination, may experience a material decline in price relative to the share price of the special purpose acquisition company prior to such business combination transaction. Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it. Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their securities, potentially at a loss. If we consummate the Business Combination, there is no guarantee that the Public Warrants will ever be in the money, and they may expire worthless and the terms of the Public Warrants may be amended. There is no guarantee that a Public Stockholder’s decision to redeem its shares for a pro rata portion of theTrust Account will put the stockholder in a better future economic position. Public Stockholders who redeem their shares for a pro rata portion of the Trust Account will not receive anyBonus Shares. The nominal purchase price paid by the Sponsor for the Founder Shares may signiﬁcantly dilute the implied value of the Public Shares upon completion of the Business Combination. In addition, the value of the Founder Shares will be signiﬁcantly greater than the amount the Sponsor paid to purchase such shares, even if the Business Combination causes the trading price of the New Getaround common stock to materially decline. InterPrivate II Warrants will become exercisable for New Getaround common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. InterPrivate II’s Sponsor, executive ofﬁcers and directors and EarlyBirdCapital have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote. InterPrivate II’s Sponsor, directors, executive ofﬁcers, advisors or their afﬁliates may elect to purchase shares from Public Stockholders, which may limit the number of redemptions in the Business Combination and reduce the public “ﬂoat” of the Class A Stock. / 48

Risks Related to InterPrivate II and the Business Combination (Cont’d) Subsequent to the consummation of the Business Combination, New Getaround may be required to take write- downs or write-offs, or New Getaround may be subject to restructuring, impairment or other charges that could have a signiﬁcant negative effect on New Getaround’s ﬁnancial condition, results of operations and the price of New Getaround’s securities, which could cause you to lose some or all of your investment. The historical ﬁnancial results of Getaround and unaudited pro forma ﬁnancial information included herein may not be indicative of what New Getaround’s actual ﬁnancial position or results of operations would have been. The unaudited prospective ﬁnancial information of Getaround in this proxy statement/prospectus relies in large part upon assumptions and analyses developed by Getaround. If these assumptions or analyses prove to be incorrect, Getaround’s actual operating results may be materially different from the forecasted results. InterPrivate II may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate. InterPrivate II or Getaround may waive one or more of the conditions to the Business Combination. The Committee on Foreign Investment in the United States (“CFIUS”) may delay, prevent, or impose conditions on the Business Combination. InterPrivate II’s ability to successfully effect the Business Combination and New Getaround’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Getaround, all of whom we expect to stay with New Getaround following the Business Combination. The loss of such key personnel could negatively impact the operations and ﬁnancial results of the combined business. New Getaround will qualify as an “emerging growth company” as well as a “smaller reporting company” within the meaning of the Securities Act, and if New Getaround takes advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, it could make New Getaround’s securities less attractive to investors and may make it more difﬁcult to compare New Getaround’s performance to the performance of other public companies. InterPrivate II’s board of directors did not obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination and, as a result, the terms may not be fair from a ﬁnancial point of view to the Public Stockholders. There are risks to InterPrivate II stockholders who are not afﬁliates of the Sponsor of becoming stockholders of New Getaround through the Business Combination rather than acquiring securities of New Getaround directly in an underwritten public offering, including no independent due diligence review by an underwriter and conﬂicts of interest of the Sponsor. Each of Goldman Sachs and BofA Securities has resigned from its advisory role for Getaround in connection with the Business Combination and its co-placement agent role for InterPrivate II in connection with a potential PIPE Investment, and Morgan Stanley, an underwriter in the IPO of InterPrivate II, has removed itself as a party to the business combination marketing agreement; investors should not put any reliance on the fact that Morgan Stanley, Goldman Sachs or BofA Securities were involved with any aspect of the Business Combination or a potential PIPE Investment. If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of the Class A Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of the Class A Stock. InterPrivate II’s stockholders may be held liable for claims by third parties against InterPrivate II to the extent of distributions received by them upon redemption of their shares. If third parties bring claims against InterPrivate II, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share, the offering price per Public Unit in the IPO. InterPrivate II’s directors may decide not to enforce indemniﬁcation obligations against the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders. InterPrivate II does not have a speciﬁed maximum redemption threshold. The absence of such a redemption threshold may make it easier for InterPrivate II to consummate the Business Combination even if a substantial majority of InterPrivate II’s stockholders do not agree. New Getaround may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless. We may amend the terms of the InterPrivate II Warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding Public Warrants. InterPrivate II will require Public Stockholders who wish to redeem their shares of Class A Stock in connection with the Business Combination to comply with speciﬁc requirements for redemption that may make it more difﬁcult for them to exercise their redemption rights prior to the deadline for exercising their rights. / 49

Risks Related to InterPrivate II and the Business Combination (Cont’d) There is uncertainty regarding the federal income tax consequences of the redemption to the holders of Class A Stock. Receipt of Bonus Shares by a non-redeeming Public Stockholder is expected to be treated as a taxable distribution for U.S. federal income tax purposes. We have identiﬁed material weaknesses in our internal control over ﬁnancial reporting as of December 31, 2021. If we are unable to develop and maintain an effective system of internal control over ﬁnancial reporting, we may not be able to accurately report our ﬁnancial results in a timely manner, which may adversely affect investor conﬁdence in us and materially and adversely affect our business and operating results. We may face litigation and other risks as a result of the material weaknesses in our internal control over ﬁnancial reporting. We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed. The Private Warrants are accounted for as liabilities and the changes in value of the Private Warrants could have a material effect on our ﬁnancial results. Risks Related to Ownership of New Getaround Common Stock Following the Business Combination New Getaround may experience signiﬁcant ﬂuctuations in our results of operations, including as a result of seasonality, making it difﬁcult to project future results. The market price of New Getaround common stock may be volatile, and the value of our common stock may decline. There has been no prior public market for Getaround’s securities. The stock price of New Getaround common stock may be volatile or may decline regardless of its operating performance, and you may not be able to resell your securities at or above the price you acquired them. We experience seasonality in our operational and ﬁnancial results. Future sales of common stock after the consummation of the Business Combination may cause the market price of New Getaround’s common stock to drop signiﬁcantly, even if New Getaround’s business is doing well. The Convertible Notes to be issued and outstanding after consummation of the Business Combination may impact our ﬁnancial results, result in the dilution of our stockholders, create downward pressure on the price of our common stock, and restrict our ability to raise additional capital or take advantage of future opportunities. We may not have the ability to raise the funds necessary to repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon redemption or repurchase of the Convertible Notes. We may still incur substantially more debt or take other actions that would diminish our ability to make payments on the Convertible Notes when due. The Convertible Notes Indenture will contain restrictions and limitations that could signiﬁcantly impact our ability to operate our business. The Convertible Notes will be secured by substantially all assets of ours and the guarantors of the Convertible Notes. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or to holders of our equity securities if we were to become insolvent to the extent the value of such assets exceeded the amount of our secured indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our ﬁnancial ﬂexibility. There can be no assurance that the Business Combination will achieve our objectives of providing the company with sufﬁcient capital, and if we require additional capital to fund our operations or expected growth, there can be no assurance that we will be able to obtain such funds on attractive terms or at all, and you may experience dilution as a result. New Getaround’s audited ﬁnancial position and results of operations may differ materially from the unaudited pro forma ﬁnancial information presented to investors. We have broad discretion in the use of the proceeds from the Business Combination and may not use them effectively.. New Getaround may be subject to securities or class action litigation, which is expensive and could divert management attention. Delaware law and provisions in the Proposed Certiﬁcate of Incorporation and the New Getaround Bylaws could make a takeover proposal more difﬁcult. / 50

Risks Related to Ownership of New Getaround Common Stock Following the Business Combination (Cont’d) Our Proposed Certiﬁcate of Incorporation and the New Getaround Bylaws provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The InterPrivate II Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of InterPrivate II Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us. General Risk Factors While Getaround and InterPrivate II work to complete the Business Combination, Getaround management’s focus and resources may be diverted from operational matters and other strategic opportunities. Getaround may be restricted during the pendency of the Business Combination pursuant to terms of theMerger Agreement. The announcement of the Business Combination could disrupt Getaround’s relationships with its hosts, guests, and others, as well as its operating results and business generally. Uncertainty about the effect of the Business Combination may affect Getaround’s ability to retain key employees and integrate management structures and may negatively impact our management, strategy and results of operations. Following the consummation of the Business Combination, New Getaround will incur signiﬁcant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, ﬁnancial condition and results of operations. New Getaround’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could have a material adverse effect on its business. If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports, or publish inaccurate or unfavorable research or reports, about New Getaround, its business, or its market, or if they change their recommendations regarding New Getaround’s securities adversely, the price and trading volume of New Getaround’s securities could decline. / 51